EXHIBIT(a)(1)(J)

IMMEDIATE ATTENTION REQUIRED

Re: Liberty Global plc – Tender Offers

Dear Plan Participant:

Our records reflect that, as a participant in the Liberty Global 401(k) Savings & Stock Ownership Plan (the “Plan”), all or a portion of your individual Plan account is invested in Class A ordinary shares (“Class A Shares”) and/or Class C ordinary shares (“Class C Shares”) of Liberty Global plc (the Class A Shares and the Class C Shares, individually or collectively, as appropriate, the “Shares”) within the Liberty Global Class A Stock Fund and/or the Liberty Global Class C Stock Fund (each individually, a “Stock Fund”, and collectively, as appropriate, the “Stock Funds”), respectively. There is an important decision that you must make regarding the Shares that are credited to your Plan account. You must act no later than 4:00 p.m., New York City Time, on Tuesday, September 3, 2019, as further described below.

The enclosed Offer to Purchase dated August 12, 2019 (the “Offer to Purchase”) and Direction Form(s) require your immediate attention. The tender offer materials detail Liberty Global plc’s invitation for shareholders to tender (i) up to $625 million in value of its Class A Shares, for purchase by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., each acting as principal (each, a “Counterparty Bank” and together, the “Counterparty Banks”), at a purchase price of not greater than $29.00 nor less than $25.25 per Class A Share (the “Class A Offer”), and (ii) up to $1.875 billion in value of its Class C Shares, for purchase by the Counterparty Banks at a purchase price of not greater than $28.50 nor less than $24.75 per Class C Share (the “Class C Offer,” and together with the Class A Offer, the “Offers”). As described below, you have the right to instruct Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, concerning whether to tender Shares credited to your individual account under the Plan.

If you wish to instruct Fidelity on this matter, you will need to complete the enclosed Direction Form(s) and return the form(s) to Fidelity’s tabulator in the enclosed return envelope (or provide directions via the Internet) so that the form(s) are RECEIVED by 4:00 p.m., New York City Time, on September 3, 2019, unless one or both of the Offers are extended, in which case the deadline for receipt of instructions will, to the extent feasible, be four (4) business days prior to the extended expiration date for the Class A Offer and/or Class C Offer, as applicable (such time, as it may be extended, the “Direction Deadline”). If you do not provide directions to Fidelity’s tabulator on a timely basis, you will be deemed to have elected not to participate in the Offers and no Shares credited to your individual account under the Plan will be tendered.

If you are invested in BOTH of the Stock Funds as of August 1, 2019, you will have the ability to instruct Fidelity whether, and at what price(s), to tender any Class A Shares and/or Class C Shares credited to your Plan account, and there should be two Direction Forms within this package. If you wish to instruct Fidelity with respect to BOTH Class A Shares and Class C Shares, you will either need to complete and return BOTH forms, or provide instructions via the Internet, being sure to follow the internet instructions separately for each control number on each of the two forms.

The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for providing your directions to Fidelity. You should also review the more detailed explanation provided in the Offer to Purchase enclosed with this letter.

BACKGROUND

Liberty Global plc has invited shareholders to tender up to $625 million in value of its Class A Shares, at a purchase price not greater than $29.00 nor less than $25.25 per Class A Share and up to $1.875 billion in value of its Class C Shares, at a purchase price not greater than $28.50 nor less than $24.75 per Class C Share, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase, in each case, for purchase by the Counterparty Banks. Liberty Global plc will select the lowest purchase price (in increments of $0.25) that will allow the

Counterparty Banks to purchase $625 million in value of its Class A Shares and $1.875 billion in value of its Class C Shares. To ensure compliance with English law, any Shares purchased in the Offers will initially be purchased by a Counterparty Bank, acting as a principal and not as an agent, nominee or trustee. In turn, each Counterparty Bank will sell, and Liberty Global plc will purchase from each Counterparty Bank, such Shares at a price equal to the price paid by such Counterparty Bank in the relevant Offer (along with certain other costs).

Subject to the terms and conditions of the Offers as set forth in the Offer to Purchase, if the total value of Shares tendered is less than or equal to $625 million for the Class A Offer and $1.875 billion for the Class C Offer, the Counterparty Banks will purchase all Shares that are properly tendered and not properly withdrawn. All Shares acquired in the Class A Offer will be acquired at the same purchase price and all Shares acquired in the Class C Offer will be acquired at the same purchase price, regardless of whether the shareholder tendered at a lower price.

The enclosed Offer to Purchase sets forth the terms and conditions of the Offers and is being provided to all Liberty Global plc shareholders. To understand the Offers fully and for a more complete description of the terms and conditions of the Offers, you should carefully read the entire Offer to Purchase.

The Offers extend to the Shares held by the Plan; as of August 1, 2019 the Plan held approximately 27,386 Class A Shares and 399,581 Class C Shares. Only Fidelity, as trustee of the Plan, can tender these Shares in the Offers. Nonetheless, as a participant under the Plan, you have the right to direct Fidelity whether or not to tender some or all of the Shares credited to your individual account under the Plan, and at what price or prices. Unless otherwise required by applicable law, Fidelity will tender Shares credited to participant Plan accounts in accordance with participant instructions and Fidelity will not tender Shares credited to participant Plan accounts for which it does not receive timely instructions. For any Shares in the Plan that are not credited to participant Plan accounts, Fidelity will tender such Shares in proportion to instructions received from Plan participants. If you do not complete the enclosed Direction Form(s) and return the form(s) to Fidelity’s tabulator on a timely basis, or do not provide timely directions via the Internet, you will be deemed to have elected not to participate in the Offers and no Shares credited to your Plan account will be tendered.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

The enclosed Direction Form(s), and Fidelity’s tabulator’s website, allow you to specify the percentage of the Shares credited to your Plan account that you wish to tender and the price or prices at which you want to tender Shares credited to your Plan account. As detailed below, when Fidelity tenders Shares on behalf of the Plan, it may be required to tender Shares on terms different than those set forth on your Direction Form(s) and on Fidelity’s tabulator’s website.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits the Plan’s sale of Shares to Liberty Global plc for less than “adequate consideration,” which is defined by ERISA for a publicly-traded security as the prevailing market price on a national securities exchange. Fidelity will determine “adequate consideration,” based on the prevailing or closing market price of the Shares on the NASDAQ Global Select Market, on or about the date the Shares are tendered by Fidelity (the “prevailing market price”). Accordingly, depending on the prevailing market price of the Shares on such date, Fidelity may be unable to follow participant directions to tender Shares to the Counterparty Banks at certain prices within the offered range. Fidelity will tender or not tender Shares as follows:

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If the prevailing market price is greater than the applicable maximum tender price under the Class A Offer and/or Class C Offer, as applicable ($29.00 per Class A Share or $28.50 per Class C Share), notwithstanding your direction to tender Class A Shares and/or Class C Shares in the Offers, the applicable Shares will not be tendered.

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If the applicable prevailing market price is lower than the price at which you direct Class A Shares and/or Class C Shares be tendered, Fidelity will follow your direction both as to percentage of such Shares to tender and as to the price at which such Shares are tendered.

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If the prevailing market price is greater than the price at which you direct the Shares be tendered but within the range of $25.25 to $29.00 for Class A Shares or $24.75 to $28.50 for Class C Shares, Fidelity will follow your direction regarding the percentage of Shares to be tendered, but will increase the price at which such Class A Shares and/or Class C Shares are to be tendered to the lowest applicable tender price that is not less than the prevailing market price.

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If the prevailing market price is within the range of $25.25 to $29.00 for Class A Shares or $24.75 to $28.50 for Class C Shares, for all Class A Shares and/or Class C Shares directed to be tendered at the “per Share purchase price to be determined pursuant to the tender offer,” Fidelity will tender such Shares at the lowest applicable tender price that is not less than the prevailing market price.

Unless otherwise required by applicable law, Fidelity will not tender Shares credited to participant Plan accounts for which it has not received the completed Direction Form(s) or directions via the Internet, or for which it has received a direction not to tender pursuant to the Direction Form(s). Fidelity makes no recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.

CONFIDENTIALITY

To assure the confidentiality of your decision, Fidelity and their affiliates or agents will tabulate participant directions. Neither Fidelity nor their affiliates or agents will make your individual direction to Fidelity available to Liberty Global plc.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed you will find Direction Form(s) that should be completed and returned to Fidelity’s tabulator. You may also utilize the Internet to provide your directions. Please note that each Direction Form indicates the number of Class A Shares and/or Class C Shares credited to your Plan account as of August 1, 2019. However, for purposes of the final tabulation, Fidelity will apply your instructions to the number of Class A Shares and/or Class C Shares credited to your Plan account as of September 4, 2019, or as of a later date if one or both of the Offers are extended and it is feasible. If you do not provide timely and proper directions, such Shares will be considered NOT TENDERED.

To properly complete your Direction Form(s), you must do the following:

(1)	On the face of the Direction Form(s), check Box 1 or 2. CHECK ONLY ONE BOX (if more than one box is checked, you will be deemed to have not tendered):

☐	CHECK BOX 1 if you do not want the Shares credited to your Plan account tendered for sale in accordance with the terms of the Offers and simply want your Plan account to continue holding such Shares.

☐

CHECK BOX 2 in all other cases and complete the table immediately below Box 2. Specify the percentage (between 1% and 100% in whole numbers) of Shares credited to your Plan account that you want to tender at each price indicated.

You may direct the tender of Shares credited to your Plan account at different prices. To do so, you must state the percentage (between 1% and 100% in whole numbers) of Shares to be sold at each price by filling in the percentage of such Shares on the line immediately before the price. Also, you may elect to accept the per Share purchase price to be determined pursuant to the Offers, which will result in receiving a price per Class A Share as low as $25.25 or as high as $29.00 or Class C Share as low as $24.75 or as high as $28.50. You should understand that an election to accept the per Share purchase price to be determined pursuant to the Offers may cause the purchase price to be lower and could result in the tendered Class A Shares being purchased at the minimum price of $25.25 per Class A Share or the tendered Class C Shares being purchased at the minimum price of $24.75 per Class C Share. Leave a given line blank if you want no Shares tendered at that particular price. The total of the percentages you provide on each Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to tender the balance of the Shares credited to your Plan account.

(2)	Date and sign the Direction Form(s) in the space provided.

(3)

Return the Direction Form(s) in the enclosed return envelope so that it is received by Fidelity’s tabulator not later than the Direction Deadline. If you have lost the return envelope, you may return the form(s) to the tabulator at Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735. If you wish to return the form(s) by overnight courier, please send to Fidelity’s tabulator at Broadridge, Attn: BCIS-VP 401K Plan Processing, 51 Mercedes Way, Edgewood, NY 11717. Direction Forms will not be accepted via facsimile.

You may also use the Internet to provide directions to the trustee. If you wish to use the Internet to provide your directions to the trustee, please go to www.proxyvote.com/tender. You will be asked to enter the 16-digit control number from your Trustee Direction Form into the box directly under “Enter Control Number” and click on the “Submit” button. You will then be able to provide your direction to the trustee on the following screen. Please note that you are not allowed to elect more than 100% between the various price choices; you will get an error message if you do so and be asked to make a new election. You may, however, choose to elect less than 100% between the various price choices; in such event the remaining percentage of the Shares credited to your Plan account will be considered undirected. Note that if you have received more than one Direction Form and wish to make an election with respect to both Class A Shares and Class C Shares, you will need to enter in the distinct 16-digit control number from each form separately. The website will be available 24 hours per day through the Direction Deadline.

Your direction will be deemed irrevocable unless withdrawn by the Direction Deadline. In order to make an effective withdrawal, you must submit a new Direction Form which may be obtained by calling Fidelity at 1-800-835-5097 (Monday through Friday (except holidays), between 8:30 a.m. and midnight Eastern time). Upon receipt by Fidelity’s tabulator of a new Direction Form from you prior to the Direction Deadline, your previous direction will be deemed cancelled. Additionally, you may change or redirect the tendering of any Shares credited to your Plan account by obtaining an additional Direction Form from Fidelity, or by providing new directions via the Internet, and repeating the previous instructions for directing your tender as set forth in this letter, in each case, prior to the Direction Deadline.

After the deadline above for returning tender directions to Fidelity’s tabulator, Fidelity and their affiliates or agents will complete the tabulation of all directions. Fidelity will tender the appropriate number of Shares, at the appropriate price(s), on behalf of the Plan.

Subject to the satisfaction of the conditions described in the Offer to Purchase, the Counterparty Banks will purchase up to $625 million in value of the Class A Shares and up to $1.875 billion in value of the Class C Shares, in each case, or a lower amount, depending on the number of Class A Shares and/or Class C Shares properly tendered and not properly withdrawn prior to the expiration date of the Offers. As described in the Offer to Purchase, if one or both of the Offers is oversubscribed, the Shares tendered pursuant to the Class A Offer and/or Class C Offer may be subject to proration. Any Shares credited to your Plan account that are not purchased in the Class A Offer and/or Class C Offer will remain allocated to your individual account under the Plan.

The conditional tender of Shares described in the Offer to Purchase will not apply to participants in the Plan. Additionally, the odd-lot provisions of the Offers will not apply to Plan participants.

EFFECT OF TENDER ON YOUR PLAN ACCOUNT

If you direct Fidelity to tender some or all of the Shares credited to a given Stock Fund within your Plan account, as of 4:00 p.m., New York City Time, on September 4, 2019, certain transactions involving Shares held within the relevant Stock Fund(s) credited to your Plan account, including all exchanges out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offers has been completed, unless the Offers are terminated or the completion dates are extended. We currently anticipate that this freeze on transactions will last until approximately the week of September 16, 2019. This freeze on transactions will apply to ALL Shares credited to the relevant Stock Fund(s) within your Plan account, even if you elect to tender less than 100% of the Shares credited to the relevant Stock Fund(s) within your Plan account.

In the event that the Class A Offer and/or the Class C Offer are extended, the freeze on transactions involving the relevant Stock Fund(s) will, if feasible, be temporarily lifted until three days prior to the new expiration date of the applicable Offer, as extended, at which time a new freeze on these transactions involving the relevant Stock Fund(s) will commence. You can call Fidelity at 1-800-835-5097 (Monday through Friday (except holidays), between 8:30 a.m. and midnight Eastern time) to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

If you directed Fidelity NOT to tender any of the Shares in a given Stock Fund credited to your account or you did not provide directions in a timely manner, you will continue to have access to all transactions normally available to such Stock Fund, subject to Plan rules.

INVESTMENT OF PROCEEDS

For any Shares in the Plan that are tendered and purchased in the Offers, including any shares held in the Plan’s forfeiture account that will be tendered proportionately, the Plan will receive cash. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

If you elect to tender Shares and such Shares are accepted in the Offers, any proceeds received in respect of such Shares will remain in the Plan, and Fidelity will invest proceeds received with respect to Shares credited to your Plan account in the Vanguard Treasury Money Market Fund Investor Shares as soon as administratively possible after receipt of proceeds. Fidelity anticipates that the processing of participant accounts will be completed five (5) to seven (7) business days after receipt of these proceeds. You may call Fidelity at 1-800-835-5097 (Monday through Friday (except holidays), between 8:30 a.m. and midnight Eastern time) or log on to www.netbenefits.com after the reinvestment is complete to learn the effect of the tender on your Plan account or to have the proceeds invested in other investment options offered under the Plan.

SHARES OUTSIDE THE PLAN

If you hold Shares outside of the Plan, you will receive, under separate cover, materials for the Offers to be used to tender those Shares. Those materials may not be used to direct Fidelity to tender or not tender the Shares credited to your individual account under the Plan. Likewise, the tender of Shares credited to your individual account under the Plan will not be effective with respect to Shares you hold outside of the Plan. The direction to tender or not tender Shares credited to your individual account under the Plan may only be made in accordance with the procedures in this letter. Similarly, the enclosed Direction Form(s) may not be used to tender Shares held outside of the Plan.

TAX CONSEQUENCES

While you will not recognize any immediate tax gain or loss as a result of the tender and sale of any Shares credited to your account in the Plan, the tax treatment of future distributions from the Plan may be impacted. Proceeds from the Offers will be subject to all applicable taxes at the time you receive a distribution from the Plan. We encourage you to consult your tax advisor concerning your decision to participate in the Offers and possible tax ramifications.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender Shares credited to your individual account under the Plan, please contact Fidelity at 1-800-835-5097 (Monday through Friday (except holidays), between 8:30 a.m. and midnight Eastern time). If you require additional information concerning the terms and conditions of the Offers, please call Innisfree M&A Incorporated, the information agent of the Offers, at 1-212-750-5833 or toll free at 1-888-750-5834.

Sincerely,

Fidelity Management Trust Company

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